March 4, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Joanna Lam
Craig Arakawa
Caroline Kim
Alex Ledbetter
H. Roger Schwall

Re:	SEC Comment Letter dated March 2, 2011
Green Mountain Coffee Roasters, Inc.
Form 10-K for the Fiscal Year Ended September 25, 2010
Filed December 9, 2010
Form 10-Q for the Thirteen Weeks ended December 25, 2010
Filed February 3, 2011
File No. 1-12340

Ladies and Gentlemen:

This letter is to confirm our telephone conversation on March 3, 2011 with Ms. Lam of the staff of the Securities and Exchange Commission wherein we advised Ms. Lam that, due to the company’s upcoming shareholder and board of director meetings and other scheduling conflicts, our response to the staff’s comment letter dated March 2, 2011 would be provided by no later than March 30, 2011.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke

Chief Financial Officer

Green Mountain Coffee Roasters, Inc.